Filed Pursuant to Rule 433
Registration Nos. 333-126294
333-126294-01
The PNC Financial Services Group, Inc.
PNC Funding Corp
The following article appeared in the New York Times on September 29, 2006. It is being filed because of the timing of its appearance and because it contains statements made in interviews by PNC officers. By filing this article, PNC does not affirm or assume responsibility for anything contained in the article other than the statements made by PNC officers.
Another Turnaround in Pittsburgh

James E. Rohr, chief executive of PNC, has sought to drive down the bank’s high overhead costs to levels more in line with its peers.
By Eric Dash
PITTSBURGH, Sept. 25 — When it comes to comebacks, sports fans here would point to the fairy tale Super Bowl win by the Pittsburgh Steelers.
But PNC Financial, the big regional bank that has its headquarters downtown, could run a close second.
Only four years ago, the bank’s balance sheet was a mess. Its stock price was sagging. A series of bad bookkeeping decisions had federal regulators and investors banging on its doors.
Today, PNC is riding high. It has gotten its financial house in order, and the company’s stock has been on a tear, up nearly 28 percent over the last 12 months. And thanks to its large stake in BlackRock, the money management firm it sold to Merrill Lynch in February in a $9.8 billion deal, PNC is now flush with cash.
When the BlackRock deal closes on Friday, PNC will be at least $1.6 billion richer. The recent windfall comes at a price: all that extra money is almost certain to lower its returns. Already, PNC has begun a major share buyback plan and has hinted at raising its dividend even more. A portion of the money might be used to cushion the recent $200 million before-tax loss from wrong interest rate bets. But the prospect of lower returns leads some Wall Street analysts to say that the bank may be hungry for its own deal soon. James E. Rohr, chairman and chief executive of PNC, said the bank was a ready buyer, but would not rush in. “We would like to reinvest the capital over some period of time, but we want to do it patiently,” he said. “We have to be careful about the acquisitions we do because right now they are pricey.”
Mr. Rohr said a small bank acquisition that would add more PNC branches along the New Jersey-to-Washington corridor was high on his priority list. Bank executives have their eye on some 30 to 35 retail banks in that area — as well as others in Kentucky, Cincinnati and central Pennsylvania — and have contacted about half of them to gauge their interest in a possible deal. Most are small regional or community banks in the price range of $500 million to $1 billion.
While those areas are not exactly booming, Mr. Rohr says he believes that building on the bank’s existing presence can help it flush out costs and fuel growth. The bank also thinks that time may be on its side. Because PNC is more fee-dependent than its peers, pressure from a rise in interest rates and a slowdown in the economy may prompt smaller lenders to cave.
“We want them to decide on their own that we are the right partner,” said Joseph C. Guyaux, head of retailing banking at PNC. When it comes to making overtures, he called it a “gentler, Midwestern way.”
It is that same patient but focused approach that characterizes PNC’s turnaround. Just two years after Mr. Rohr took over as chief executive in 2000, the bank was under siege. Federal regulators found more $760 million in bad loans that were hidden in three off-balance sheet entities set up by the American International Group. Shares of PNC tumbled as the bank restated its earnings. Investors were not pleased.
“Jim took a lot of heat during that time period,” said Gerard S. Cassidy, a banking analyst with RBC Capital Markets. “There were many investors who wanted him replaced.”
Instead, Mr. Rohr ordered an overhaul of the bank’s risk management systems and its senior management team. He streamlined its dozen business units into two as a way of reducing its top-heavy management staff.
Over the last year, Mr. Rohr has sought to drive down the bank’s high overhead costs to levels more in line with its peers. Last January, PNC asked its employees for suggestions that would reduce expenses. Of the 6,000 ideas, some 2,400 — from tightening up fee exemptions to reducing postage costs — will be put into effect by the end of the year. By next June, PNC, which had 25,500 employees, will have eliminated about 3,000 jobs. Mr. Rohr expects the effort to generate more than $300 million in savings and another $100 million in revenue by mid-2007.
Now, Mr. Rohr is focused on expanding the PNC franchise. On the institutional side, PNC bought Harris Williams & Company, a boutique investment bank that advises midmarket businesses on mergers and acquisitions, last fall.
In retail banking, PNC has been undertaking an aggressive branch expansion. In 2006, PNC will build more than 35 new branches on top of the 103 in New Jersey and the Washington area it added with the purchases of United National Bancorp and Riggs National Bank in the last two years. And after exiting the credit card and home mortgage businesses several years ago, PNC has re-entered both in limited ways.
Next week, Mr. Rohr plans to address one of the bank’s biggest weaknesses — a brand awareness problem — with its first major advertising campaign in years. “If you look at our prospects, they don’t know us as well as we would like,” he said.
Still, it may be difficult for Mr. Rohr to take credit for PNC’s best decision. In 1995, PNC’s initial stake in BlackRock was worth $240 million. Today it is worth an estimated $5.1 billion before tax, including the recognized gain. Instead of meddling into day-to-day management, Mr. Rohr largely stayed out of the way.
“We don’t think of it as a windfall,” he said. “We earned that money over time.”
PNC Funding Corp and The PNC Financial Services Group, Inc. have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated September 29, 2006 and other documents PNC Funding Corp and The PNC Financial Services Group, Inc. have filed with the SEC for more complete information about PNC Funding Corp, The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PNC Funding Corp, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement dated September 29, 2006 if you request it by calling collect 1-212-834-4533.